CORMARK
SECURITIES INC.

January 25, 2021

STRICTLY PRIVATE AND CONFIDENTIAL

POET TECHNOLOGIES INC.
120 Eglinton Avenue East, Suite 1107
Toronto, Ontario, Canada
M4P 1E2

Attention: **Suresh Venkatesan, Chief Executive Officer**
Thomas Mika, Chief Financial Officer

Re: Up to $10.0 Million Best Efforts Private Placement Financing

Dear Sirs:

Cormark Securities Inc. ("**Cormark**" or the "**Lead Agent**"), on its own behalf and on behalf of a syndicate of agents (together, the "**Agents**"), is pleased to submit this proposal to act as the lead agent on a "best efforts" agency basis (and without underwriter liability) for the sale and issuance of a maximum of 11,800,000 units (the "**Units**") of POET Technologies Inc. (the "**Company**") from treasury at a price of $0.85 per Unit (the "**Issue Price**"), for minimum gross proceeds of C$10,030,000, in accordance with the terms and conditions set forth below and as detailed in the term sheet attached as Schedule "A" (the "**Offering**").

Each Unit will consist of one Common Share (each a "**Common Share**") of the Company and one warrant (each a "**Warrant**"). Each Warrant will entitle the holder thereof to purchase one Common Share at a price equal to $1.15, for a period of 24 months following the Closing Date (as hereinafter defined).

If, following the date that is four months and one day after the date of issuance of the Units and prior to the expiry date, the daily volume-weighted average trading price of the Common Shares on the Exchange (as hereinafter defined) exceeds **$2.30** for a period of ten (10) consecutive trading days, as adjusted in accordance with the Warrant terms (an "**Acceleration Event**"), the Company has the option to accelerate the expiry date of the warrants to a date that is not less than 30 days following written notice, issued by the Company in the form of a press release, provided that such notice is issued within ten (10) business days of the Acceleration Event. The Company shall also give written notice to the holders of the Warrants not less than 15 days prior to the accelerated expiry date of the Warrants.

The Agents will have the option (the "**Agents' Option**"), exercisable in whole or in part, to arrange for the purchase of up to an additional 20% of Units (being up to 2,360,000 Units) sold under the Offering at the Issue Price. The Agents' Option shall be exercisable, in whole or in part, until the time of closing on the Closing Date. The Agents shall be entitled to the same commission provided for below in respect of any Units issued and sold upon exercise of the Agents' Option. The offering of the Units, including the Units issuable pursuant to the Agents' Option, is hereinafter referred to as the "**Offering**".

All dollar amounts quoted herein are in Canadian dollars.

This Offering is subject to the following terms and conditions, including the schedules attached hereto, each of which is incorporated herein by reference:

1. **Offering Basis** – The Lead Agent agrees to act on a best efforts agency basis in connection with the Offering.

2. **Syndication** – The Lead Agent shall form a syndicate, as necessary, to participate in the placement of the Units, subject to prior consultation with the Company. The Lead Agent shall be entitled to a syndicate position of not less than 75%. Subject to the above, the Lead Agent shall control such syndicate agreements.

3. **Trading Halt** – Upon acceptance of this Offering by the Company, Cormark will, if deemed necessary, notify the Investment Industry Regulatory Organization of Canada ("**IIROC**") and will request a trading halt on the TSX Venture Exchange (the "**Exchange**"), if deemed necessary.

4. **Offering Jurisdictions** – The Offering will be marketed (i) to investors in Canada on a private placement basis pursuant to an applicable exemption from the prospectus requirements contained in the securities legislation of such Canadian Province; (ii) in the United States on a private placement basis pursuant to an exemption from the registration requirements of the *United States Securities Act of 1933*, as amended; and (iii) to investors resident in jurisdictions outside of Canada and the U.S., in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such foreign jurisdiction.

5. **Due Diligence** – The Company shall allow the Agents to conduct all due diligence investigations with respect to the Company which the Agents may reasonably require to fulfil their obligations. Management of the Company shall make themselves reasonably available to respond to the due diligence inquiries (including an oral due diligence session at which management of the Company and its respective legal counsel and auditors shall participate) as the Agents shall reasonably request. If requested by Cormark, the Company shall cause its auditor to review all necessary financial statements of the Company and participate in a due diligence session with the Agents.

   The Company hereby represents and warrants to the Agents that there is no publicly undisclosed material change or material fact relating to the Company. Further, the Company represents and warrants that the information available under the Company's profile at www.sedar.com was accurate and complete on the date of filing such information and such information does not contain a misrepresentation. The Lead Agent may terminate this letter agreement at any time if, in its sole discretion, the findings of such due diligence investigation are not to the complete satisfaction of the Agents.

6. **Approvals & Opinions** – On the Closing Date (as hereinafter defined), the Company shall deliver to the Agents (i) evidence of all requisite corporate, regulatory and stock exchange approvals; (ii) certificates of responsible officers of the Company; (iii) favourable legal opinions of counsel to the Company, including U.S. counsel to the extent the Company has specifically authorized the Agents to offer Units for sale to U.S. persons, in respect of (A) customary corporate and securities matters; and (B) relating to the corporate existence and ownership of the Company's material subsidiaries, if any; and (iv) such other documents as the Agents may reasonably request, in each case in a form customary for transactions of this nature and all in a form satisfactory to the Agents, acting reasonably.

7. **Agency Agreement** – The terms of the Offering shall be subject to the provisions of a definitive agency agreement (the "**Agency Agreement**") to be entered into by the Company and the Agents, to be negotiated by the parties in good faith, which Agency Agreement will contain representations, warranties, conditions, covenants, indemnities and termination provisions customary for agreements of this nature, including without limitation, those provisions listed herein.

The parties understand that this letter agreement and the agency commitment shall be on a best efforts agency basis. The ability of the Agents to sell the Units in connection with the Offering will be contingent upon numerous factors including the market conditions at the time of the Offering, results of due diligence, and current and future forecasts of financial results and budgets for the Company. It is understood that this letter agreement is not an underwriting agreement or other legally binding commitment of the Agents to purchase the Units.

8. **Agent Fees** – In consideration of the services to be rendered by the Agents in connection with the Offering, the Company shall pay to the Agents, a cash fee (the "**Agency Fee**") equal to 6.0% of the gross proceeds realized by the Company in respect of the sale of the Units. The Agency Fee shall be payable concurrently with the completion of the Offering. The Company shall also issue to the Agents broker warrants (the "**Broker Units**"), which will expire 24 months from the Closing Date, to purchase that number of additional common shares of the company as is equal to 6.0% of the number of Units sold in the Offering at the Issue Price.

9. **Expenses** – The Company will pay all of its expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale, distribution and qualification of the Units; (ii) the fees and expenses of the Company's legal counsel; and (iii) all costs incurred in connection with the preparation of documentation relating to the Offering. In addition, the Company shall reimburse the Agents for reasonable fees and disbursements of the Agents' legal counsel (not to exceed $85,000 exclusive of disbursements and applicable taxes, and exclusive of any fees and disbursements of United States counsel retained, with the specific authorization of the Company, by the Agents), and all reasonable "out-of-pocket" expenses of the Agents including, but not limited to, any advertising, printing, courier, telecommunications, data search, travel and other expenses incurred by the Agents, together with related GST. All fees and expenses payable by the Company in accordance with this Section 9 shall be payable whether or not the Offering is completed.

10. **Closing Date** – Subject to receipt of all necessary regulatory approvals (including the approval of the TSXV), closing of the Offering is expected to occur on or about February 11, 2021 (the "**Closing Date**").

11. **Marketing** – The Company shall ensure that its senior officers are available to participate in the marketing of the Offering, including attendance at roadshows, investor meetings and assisting in the preparation of marketing materials. All orders and expressions of interest shall be referred to Cormark.

12. **Indemnity** – In connection with this engagement, the Company agrees to provide the Agents with the indemnity set out in Schedule "C" attached hereto and which forms a part of this letter agreement. It is understood and agreed that the indemnity provisions to be contained in the Agency Agreement will supersede this indemnity and will be customary and commercially reasonable for a transaction of this nature and will indemnify the Agents. Until superseded, this letter agreement and the indemnity provisions contained in Schedule "C" will enure to the benefit of the respective successors and assigns of Cormark and of the indemnified parties named in Schedule "C", and the obligations and liabilities assumed in this letter agreement and in the indemnity agreement contained in Schedule "C" will be binding upon their respective successors and assigns. For greater certainty, neither the Company nor Cormark may assign this letter agreement or its obligations contained in Schedule "C" without the prior written consent of the other.

13. **Standstill Period** – The Company agrees it shall not, without the prior written consent of Cormark, on behalf of the Agents, after discussion therewith, which consent shall not be unreasonably withheld, directly or indirectly offer, issue, pledge, sell, contract to sell, announce an intention to

sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable for Common Shares of the Company, other than: (i) the issuance of Common Shares in connection with the exercise of any currently outstanding options of the Company, (ii) the issuance of options to acquire Common Shares pursuant to the Company's stock option plan, and the issuance of Common Shares in connection with the exercise of any such options, (iii) the issuance of awards pursuant to the Company's incentive award plan; (iv) the issuance of Common Shares pursuant to the dividend reinvestment plan of the Company, (v) the issuance of securities in connection with a NASDAQ listing, and (vi) to satisfy any other currently outstanding instruments or other contractual commitments in relation to any transaction that has been disclosed to the Agents, for a period ending 120 days after the Closing Date. Such consent shall not be unreasonably withheld by Cormark.

14. **Lock-Up Period** – The Company shall use its best efforts to cause senior management and directors of the board of the Company to agree in a lock-up agreement to be executed concurrently with the closing of the Offering that, for a period of 120 days following the closing of the Offering, that each such individual will not, directly or indirectly, offer, sell, dispose of or otherwise monetize the economic value of any securities in the Company beneficially owned by such shareholder, without the prior written consent of Cormark, subject to the following exceptions: (i) if the Company receives an offer, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire an interest (including an economic interest) in, or become the holder of, 100% of the total number of voting shares of the Company, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buyback, securities issue, reverse takeover, dual-listed Company structure or other synthetic merger, transaction or arrangement; (ii) in respect of sales to affiliates of such shareholder; (iii) as a result of the death of any individual shareholder, and (iv) in respect of convertible securities and the securities issuable thereunder, the term of which will expire during such lock-up period..

15. **Press Releases** – Subject to compliance with applicable law, any press release of the Company or any of its subsidiaries relating to the Offering will be provided in advance to the Agent. The Company will agree to the form and content thereof with the Agent prior to the release thereof. More particularly, in order to comply with applicable U.S. securities laws, no press release will be issued by the Company or any of its subsidiaries concerning the Offering from the date hereof, and any press release issued concerning the Offering shall include the following: *"Not for distribution to U.S. news wire services or dissemination in the United States."*

16. **Confidentiality** – The Agents agree, and each of the Agents' subsidiaries and affiliates agree, and each of its directors, officers, employees and Agents (the "**Personnel**") agree, subject to any applicable laws and regulations which may require disclosure, to take all reasonable steps to keep all material undisclosed information or documents relating to the Company and its subsidiaries ("**Confidential Information**") confidential and not use the Confidential Information except to the extent necessary for the performance of their services hereunder in connection with the Offering. The Agents and the Personnel will ensure that Confidential Information is only disclosed to those persons who need to know the Confidential Information for the purpose of the Offering and will ensure that such persons are aware of the obligations of confidentiality in relation to such Confidential Information.

17. **Representations & Warranties** – The Company represents and warrants to the Agents that, as of the date hereof, there are no material facts or material changes relating to the Company, which have not been publicly disclosed and the Company shall advise the Agents promptly of any material

change, actual or contemplated, of which it is or becomes aware of relating to the securities, assets, business or affairs of the Company prior to the closing of the Offering. The Company also represents and warrants to the Agents, and acknowledges that the Agents are relying upon such representations and warranties, that: (i) it has the requisite power, authority and capacity to enter into this letter agreement and to perform the transactions contemplated herein and, (ii) it is not party to any instrument which restricts or might restrict its ability to perform the transactions contemplated herein.

The Company represents and warrants that it has not made any significant acquisition as such term is defined in Part 8 of National Instrument 51-102 - *Continuous Disclosure Obligations* ("**NI 51-102**") in its current financial year or the two prior financial years for which a business acquisition report has not been filed under NI 51-102, and has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102. The Company represents and warrants to the Agents that it has not filed a confidential change report in respect of a change, fact or other information which has not been subsequently disclosed.

18. **Termination** – The Lead Agent may terminate this letter agreement by notice to the Company at any time prior to the signing of the Agency Agreement if:

    a) the Agents are not satisfied, in their sole discretion, acting reasonably, with its due diligence review and investigations of the Company or its subsidiaries, or any of the respective officers or directors thereof;

    b) there is, in the sole opinion of the Lead Agent, acting reasonably, a material change or a change in any material fact or a new material fact shall arise or there should be discovered any previous undisclosed material fact which would be expected to have an adverse change or effect on the business, affairs, prospects or financial condition of the Company or its subsidiaries, or any of their respective material properties or on the market price or the value or marketability of the Units or any other securities of the Company;

    c) the state of the financial markets, whether national or international, is such that, in the sole opinion of the Lead Agent, acting reasonably, it would be impractical or unprofitable to offer or continue to offer the Units for sale;

    d) there should develop, occur or come into effect any event of any nature, including without limitation, accident, act of terrorism, public protest, governmental policy or action, change in applicable law or regulation, or other occurrence of any nature whatsoever, including by a result of the novel coronavirus (COVID-19) pandemic, which in the sole opinion of the Lead Agent, acting reasonably, adversely affects or may adversely affect the financial markets or the business, affairs, prospects or financial condition of the Company, its subsidiaries or their respective material properties or the market price or the value or marketability of the Units or any other securities of the Company;

    e) there is an inquiry, action, suit, proceeding or investigation (whether formal or informal) commenced, announced or threatened by any securities regulatory authority in relation to the Company, its subsidiaries, or any one of their respective officers or directors, or any of their respective principal shareholders; or

    f) the Company is in breach of a material term, condition or covenant of this letter agreement, or any representation or warranty given by the Company in this letter agreement becomes or is false.

19. **Term of Engagement and Enforceability** – The engagement of the Agents pursuant to this letter agreement shall commence on the date of this letter agreement and shall terminate six months from the date of this letter agreement (whether or not the Offering is completed) except to the extent superseded by the Agency Agreement referred to herein, or otherwise agreed upon by the Company and the Agents. If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this letter agreement, but this letter agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein. The provisions of paragraphs 9, 12, 13, 14, 16, 17, 21 and 22 shall survive the completion of the Offering and shall survive the termination of this letter agreement.

20. **Time Shall be of the Essence** – Time shall be of the essence with respect to the agreements contained in this letter and all aspects hereof.

21. **Entire Agreement** – The provisions herein contained constitute the entire agreement between the parties hereto with respect to the Offering and the engagement and supersedes all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof, whether verbal or written.

22. **Governing Law** – This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

23. **Compliance with Applicable Securities Laws** – The Agents covenant, represent and warrant to the Company that they: (a) will comply with all applicable securities legislation, regulations, rules, policy statements, blanket rulings and orders of all jurisdictions in which they solicit or procure subscriptions in connection with the Offering; (b) will not solicit or procure subscriptions for Units so as to require registration thereof or filing of a prospectus with respect thereto under the laws of any jurisdiction; (c) will not solicit offers to purchase or sell the Units in any jurisdiction outside of Canada where the solicitation or sale of the Units would result in any ongoing statutory disclosure requirements of the Company in such jurisdiction or any registration requirements of the Company in any such jurisdiction except for the filing of a notice or report of the solicitation or sale; (d) will be duly registered in the jurisdictions in which they solicit or procure subscriptions in connection with the Units; (e) will obtain from each purchaser an executed subscription agreement in a form reasonably acceptable to the Company and to the Agents relating to the transactions herein contemplated.

24. **Publication** – If the Offering is successfully completed, the Agents shall be permitted to publish, at their own expense, after giving the Company a reasonable opportunity to comment on the form and content thereof, such advertisements or announcements relating to the performance of services provided hereunder in such newspaper or other publications as the Agents consider appropriate, and shall further be permitted to post such advertisements or announcements on their websites.

25. **Counterparts** – This letter may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

[signature page follows]

Should you wish to accept this Offering, please sign and return one copy of this letter to our attention prior to 11:30 p.m. (ET) on January 25, 2021.

Yours very truly,

CORMARK SECURITIES INC.

Per: ______________________________
James Austen
Managing Director, Investment Banking

The foregoing is in accordance with our understanding and is agreed to by us as of the 25 day of January, 2021.

POET TECHNOLOGIES INC.

Per: ______________________________
Thomas R. Mika
Chief Financial Officer

SCHEDULE "A"

POET TECHNOLOGIES INC.

Terms and Conditions of Best Efforts Private Placement of Units

(All amounts shown in C$)

Issuer:	POET Technologies Inc. (the "**Company**").
Offering:	Treasury offering of maximum 11,800,000 Units (the "**Units**") before giving effect to the Agents' Option. Each Unit shall consist of one (1) Common Share (each a "**Common Share**") and one one warrant (each a "**Warrant**").
Issue Price:	$0.85 per Unit (the **"Issue Price"**).
Offering Proceeds:	Up to $10,030,000 (the **"Offering Proceeds"**).
Agents' Option:	The Company has granted the Agents an option (the "**Agents' Option**"), exercisable in whole or in part, at the Issue Price at any time until closing of the Offering, to purchase up to an additional 20% of the Offering (2,360,000 Units).
Warrants:	Each Warrant will entitle the holder thereof to purchase one (1) Common Share at a price equal to $0.85, for a period of 24 months following the Closing Date (as hereinafter defined). If, following the date that is four months and one day after the Closing Date and prior to the expiry date of the Warrants, the daily volume-weighted average trading price of the Common Shares on the TSXV exceeds C$2.30 for a period of at least ten consecutive trading days, the Company may accelerate the warrant expiry date.
Use of Proceeds:	The proceeds from the Offering shall be used for general corporate purposes.
Offering Basis:	Offered on a best efforts agency private placement basis in: (i) each of the provinces of Canada (the "**Canadian Offering Jurisdictions**"); (ii) the United States on a private placement basis pursuant to an exemption from the registration requirements of the *United States Securities Act of 1933*, as amended; and (iii) jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.
Eligibility:	Eligible for RRSPs, RRIFs and TFSAs.
Listing:	Application will be made to list the Common Shares underlying the Units and Common Shares underlying the Warrants on the TSX Venture Exchange (the "**TSXV**"). The existing Common shares of the Company are listed on the TSXV under the symbol "PTK".

Commission:	The Company shall pay to the Agents a cash commission equal to 6.0% of the gross proceeds from the sale of the Units (including any exercise of the Agents' Option). In addition, the Company shall issue to the Agents that number of broker warrants (the "**Broker Warrants**"), which will expire 24 months from the Closing Date (as defined below), to purchase that number of additional Common Shares equal to 6.0% of the number of Units sold in the Offering at the Issue Price.
Lock-Up Period:	The Company agrees to not issue any Common Shares or other securities convertible into Common Shares for a period of 120 days from the Closing Date without the prior written consent of the Agents, in all cases such consent not to be unreasonably withheld or delayed.
Lead Agent:	Cormark Securities Inc.
Closing Date:	Subject to TSXV approval (including with respect to obtaining an exemption from the shareholder vote requirement), on or about February 11, 2021.
Hold Period:	The securities issued pursuant to the Offering will be subject to a statutory four-month hold period.

SCHEDULE "B"

DRAFT PRESS RELEASE

Attached as separate document

SCHEDULE "C"

POET Technologies Inc.

INDEMNITY

The **Company** together with its subsidiaries , as the case maybe, (collectively, the "**Indemnitor**"), hereby agree to indemnify and hold Cormark Securities Inc. and each other member of the syndicate (collective, the "**Agents**"), each of their subsidiaries and affiliates, and each of their directors, officers, employees, unitholders and agents (hereinafter referred to as the "**Personnel**") harmless from and against any and all expenses, losses (excluding loss of profits and other forms of consequential loss), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Agents and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Agents and their Personnel hereunder, or otherwise in connection with the matters referred to in the letter agreement to which this indemnity is attached (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Agents and/or their Personnel), unless such actual or threatened claim, action, suit, investigation or proceeding has been caused solely by or is the result of the negligence, willful misconduct or fraud of the Agents or any of their Personnel. Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including legal expenses), losses, claims and liabilities that the Agents and/or their Personnel may incur as a result of any action or litigation that may be threatened or brought against the Agents and/or their Personnel.

If for any reason, the foregoing indemnification is unavailable to the Agents or any Personnel or insufficient to hold the Agents or any Personnel harmless, then the Indemnitor shall contribute to the amount paid or payable by the Agents or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agents or any Personnel on the other hand but also the relative fault of the Indemnitor and the Agents or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Agents or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees received by the Agents hereunder pursuant to the letter to which this is attached.

The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Agents or their Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Indemnitor and/or the Agents, and/or any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agents, the Indemnitor shall reimburse the Agents monthly for the time spent by their Personnel in connection therewith at their normal per diem rates and the Agents shall have the right to employ their own counsel in connection therewith provided the Agents act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel (provided that there be only one such counsel in any single jurisdiciton) as well as the reasonable costs (including an amount to reimburse the Agents for time spent by the Agents or their Personnel in connection therewith unless such proceeding has been caused solely by or is the result of the gross negligence or fraud of the Agents or any of their Personnel) and out-of-

pocket expenses incurred by the Agents or their Personnel in connection therewith shall be paid by the Indemnitor as they occur.

Promptly after receipt of notice of the commencement of any legal proceeding against the Agents or their Personnel or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agents will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by the Agents to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Agents and/or any Personnel. The Indemnitor shall on behalf of itself and the Agents and/or any Personnel, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Agents and/or any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Agents and/or any Personnel, acting reasonably, as applicable, and none of the Agents and/or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Agents and their Personnel shall have the right to appoint their own separate counsel at the Indemnitor's cost provided the Agents act reasonably in selecting such counsel.

The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agents and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agents and any of the Personnel. The foregoing provisions shall survive the completion of professional services rendered under the letter agreement or transaction referred to therein to which this schedule is attached or any termination of the authorization given by the letter agreement to which this is attached.